UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SOUNDVIEW TECHNOLOGY GROUP, INC.

(Name of Subject Company)

SOUNDVIEW TECHNOLOGY GROUP, INC.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

83611Q406

(CUSIP Number of Class of Securities)

Mark F. Loehr

Chief Executive Officer

1700 East Putnam Avenue

Old Greenwich, Connecticut 06870-1333

(203) 321-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Craig M. Wasserman, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. Subject Company Information.

(a) The name of the subject company is SoundView Technology Group, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 1700 East Putnam Avenue, Old Greenwich, Connecticut 06870-1333 and the telephone number is (203) 321-7000.

(b) The title of the class of equity securities to which this Solicitation/Recommendation statement on Schedule 14d-9 (together with any Exhibit or Annexes hereto, this “Statement”) relates is the Company’s Common Stock, par value $0.01 per share (the “Common Stock”), including the associated preferred stock rights, and, as applicable, the Company’s Class B common stock, par value $0.01 per share, including the associated preferred stock rights (such rights, together with the rights associated with the Common Stock, the “Rights”) (the “Class B Common Stock” and, together with the Common Stock and Rights, the “Common Shares”). As of November 17, 2003, there were 20,728,016 Common Shares issued and outstanding.

ITEM 2. Identity and Background of Filing Person.

(a) Name and Address of Person Filing this Statement

The Company’s name, address and business telephone number are set forth in Item 1(a) above, which information is incorporated herein by reference, and SoundView Technology Group, Inc. is the person filing this statement.

(b) Tender Offer of the Purchaser

This Statement relates to the offer by Shakespeare Merger Corporation (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of The Charles Schwab Corporation, a Delaware corporation (“Parent”), to pay $15.50 per share net to the seller in cash, without interest, for any and all of the outstanding Common Shares, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated December 3, 2003, and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser with the Securities and Exchange Commission (the “SEC”) on December 3, 2003. The Offer is made in accordance with the Agreement and Plan of Merger, dated as of November 18, 2003, by and among The Charles Schwab Corporation, Shakespeare Merger Corporation and SoundView Technology Group, Inc. (the “Merger Agreement”).

The Merger Agreement provides that subject to the satisfaction or waiver of certain conditions, following completion of the Offer and in accordance with Delaware General Corporate Law (the “DGCL”) the Purchaser will merge with and into the Company (the “Merger”), with the Company being the surviving corporation (the “Surviving Corporation”). At the effective time of the Merger (the “Effective Time”) each Common Share shall be converted into the right to receive $15.50 per share (other than shares owned by the Purchaser, the Company or any stockholder of the Company who is entitled to and properly exercises appraisal rights under Delaware law and other than certain shares of unvested restricted stock which will be cancelled in exchange for the creation of a deferred compensation account), subject to adjustment as provided in Section 2.4(c) of the Merger Agreement (the “Merger Consideration”).

The Schedule TO states that the address of Parent and Purchaser is 120 Kearny Street, San Francisco, California 94108 and the telephone number is (415) 627-7000.

ITEM 3. Past Contracts, Transactions, Negotiations and Agreements.

Except as described in this statement (including the Exhibits and Annex B hereto, the “Statement”), there are no material agreements, arrangements, or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (a) the Company’s executive officers, directors or affiliates or (b) Parent or any of its executive officers, directors or affiliates.

(a) Arrangements with Executive Officers and Directors of the Company

Certain material agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are described in the Information Statement pursuant to Rule 14f-1 under the Securities Exchange Act of 1934 (the “Information Statement”) that is attached as Annex B to this Statement and is incorporated herein by reference.

Some of the members of the Company’s management and board of directors (the “Board”) have financial interests in the Offer that are in addition to their interests as stockholders of the Company. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement.

New Employment Agreements with Parent and the Company. Concurrently with executing the Merger Agreement, Parent, the Company and each of Messrs. Loehr, Meier, Hervey and Maus entered into new employment agreements, which become effective and supersede the executives’ existing employment agreements upon completion of the Merger. In the event that the Merger is not completed, the agreements will be null and void and of no force and effect. The term of each of the executive’s agreements is two years, except for the agreement with Mr. Maus, which has a term of one year.

During the term of the new employment agreements, Mr. Loehr will serve as Chief Executive Officer of the Company and Executive Vice President of Parent; Mr. Meier will serve as Sole Head of Global Research-Sales of Parent Capital Markets and Senior Vice President of Parent; and Mr. Hervey will serve as President of the Company, Sole Head of Global Research of Parent Capital Markets, and Senior Vice President of Parent, in each case, with duties and responsibilities commensurate with those positions and Mr. Maus will serve as Chief Administrative Officer of the Company. During the term of the new employment agreements, each of the executives will be paid an annual base salary of $200,000 and each is guaranteed annual cash compensation, which in the case of Messrs. Loehr, Meier, Hervey and Maus is $500,000, $1,500,000, $1,700,000 and $550,000, respectively. Each of the executives will also be eligible to participate in employee benefit plans and to receive certain perquisites during the term.

Under the terms of the new employment agreements, upon completion of the Merger, each of Messrs. Loehr, Meier, Hervey and Maus will be granted an award of shares of restricted stock of Parent under Parent’s 2001 Stock Incentive Plan. The shares will vest in three equal annual installments on each anniversary of completion of the Merger, subject to the executive’s continued employment with Parent and its affiliates. In the event that any of Messrs. Loehr, Meier, Hervey and Maus suffers a termination of employment by the Company without cause, resigns for good reason or terminates employment by reason of death or disability, the unvested shares of restricted stock awarded will immediately vest in full. The value of the shares of restricted stock to be awarded to Messrs. Loehr, Meier, Hervey and Maus will be $2,400,000, $1,800,000, $1,980,000 and $120,000, respectively. Upon completion of the Merger, restricted stock awards under Parent’s 2001 Stock Incentive Plan having the same vesting terms will also be made to other key employees of the Company.

Under the terms of the new employment agreements, in the event that the employment of any of the executives is terminated during the term by Parent without cause or by the executive for good reason, each such executive will be entitled to receive a lump sum cash severance payment, a pro rata bonus for the year in which the termination of employment occurs, continuation of certain employee benefits for two years, age and service credit for two years (one year with respect to Mr. Maus) for purposes of certain employee benefit plans and payment of any accrued benefits. The lump sum cash severance payment in the case of Messrs. Loehr, Meier, Hervey and Maus is $2,500,000, $1,750,000, $2,250,000 and $550,000, respectively.

Each of the executives who is party to a new employment agreement has agreed not to solicit the Company’s or Parent’s employees during the term and for a period of twelve months following termination of employment for any reason and not to compete with the Company or Parent during the term and for a period from three to twelve months following termination of employment, depending on the executive and the reason for the termination. Each of such executives has agreed not to use or disclose any confidential information during the term and thereafter.

Existing Employment Agreements with the Company. In addition to the existing employment agreements with Messrs. Meier and Hervey, described in Annex B hereto, and the new employment agreements for Messrs. Loehr, Meier, Hervey and Maus described directly above, the Company is also a party to an employment agreement with Margot Lebenberg, dated as of January 3, 2003, which will remain in effect until December 31, 2004. Under the terms of the agreement, Ms. Lebenberg is entitled to a payment equal to $400,000 plus any unpaid bonus with respect to 2003 in the event that her employment is terminated by the Company or she resigns for good reason following completion of the Offer. It is anticipated that Ms. Lebenberg’s employment will be terminated by the Company shortly following completion of the Merger.

Equity-Based Awards. Under the terms of the Company’s stock option plans, certain employee stock options will vest in full upon completion of the Offer and other employee stock options will vest with respect to 50% of the shares that are unvested upon completion of the Offer and with respect to the remaining 50% upon a subsequent constructive or involuntary termination of the holder’s employment, depending on the option grant. Under the terms of the Company’s stock option plans, all restricted shares of Company common stock (the “Restricted Shares”) will vest with respect to 50% of the shares that are unvested upon completion of the Offer and with respect to the remaining 50% upon a subsequent involuntary termination of the holder’s employment. All holders of Restricted Shares will be permitted to participate in the Offer; however, upon completion of the Offer, the cash paid in respect of such Restricted Shares will be held in a deferred compensation account and will vest at such time as the Restricted Shares for which the cash was paid would otherwise have vested.

Upon completion of the Merger, as permitted by the Company’s stock option plan, vested stock options to acquire Company Common Stock that are held by executive officers and non-employee directors of the Company under the equity plans sponsored by the Company will terminate and the holder of each such vested option will be provided with an amount in cash equal to the product of (1) the excess, if any, of the Merger Consideration over the exercise price of the option times (2) the number of shares subject to the vested option, except that the holder of the vested option may elect to forgo the cash payment in consideration for his or her vested option, and instead, continue to hold a vested option to purchase the cash subject to the option. Upon completion of the Merger, unvested stock options to acquire Company Common Stock that are held by executive officers and non-employee directors of the Company under the equity plans sponsored by the Company will terminate and the holder of each such unvested option will be credited with an amount in a deferred compensation account equal to the product of (1) the excess, if any, of the Merger Consideration over the exercise price of the option times (2) the number of shares subject to the vested option. The cash credited to the deferred compensation account will vest at such time as the option for which the cash was paid otherwise would have vested.

Upon completion of the Merger, Restricted Shares that are held by executive officers and non-employee directors of the Company under the equity plans sponsored by the Company will terminate and the holder of each such Restricted Share will be credited with an amount in a deferred compensation account equal to the Merger Consideration. The cash credited to the deferred compensation account will vest at such time as the Restricted Shares for which the cash was paid otherwise would have vested.

Assuming that no additional options have vested or will vest between September 30, 2003 and completion of the Offer and that each executive officer and director’s service is terminated upon completion of the Offer, the number of unvested options to acquire shares of the Company Common Stock, in the aggregate, held by the executive officers and directors of the Company that will vest on completion of the Offer is 303,250 and, assuming that no additional Restricted Shares have vested or will vest between September 30, 2003 and completion of the Offer and that each executive officer and director’s service is terminated upon completion of the Offer, the number of Restricted Shares, in the aggregate, held by the executive officers and directors of the Company that will vest on completion of the Offer is 329,343.

Indemnification and Insurance. Under the Merger Agreement, Parent has agreed that the Certificate of Incorporation and Bylaws of the Surviving Corporation will, with respect to indemnification of officers, directors, employees and agents, not be amended or repealed after the completion of the Merger in any manner that would adversely affect the rights of the persons who were indemnified prior to completion of the Merger, unless such amendment is required by law. Parent will cause the Surviving Corporation to indemnify, defend and hold harmless, the present and former officers, directors, employees and agents of the Company or any of its subsidiaries, in their capacities as such, in accordance with the Certificate of Incorporation and Bylaws, or other charter documents, of the Company and its subsidiaries and any agreements or plans maintained by the Company and its subsidiaries, to the fullest extent permitted by the terms thereof against all losses, expenses, claims, damages and liabilities arising out of actions or omissions occurring on or prior to completion of the Merger. For six years after completion of the Merger, Parent will cause the Surviving Corporation to use reasonable best efforts to provide officers’ and directors’ liability insurance in respect of acts or omissions occurring at or prior to completion of the Merger covering each such person covered immediately prior to completion of the Merger by the Company’s officers’ and directors’ liability insurance policy with substantively the same coverage and amounts and on terms and conditions which are reasonably comparable to those of such policy in effect on the date of the Merger Agreement, provided that in satisfying its obligation with respect to the maintenance of insurance, Parent will not be obligated to cause the Surviving Corporation to pay premiums in excess of 200% of the current amount per annum paid by the Company, and if the Surviving Corporation is unable to obtain the required insurance, it will obtain as much comparable insurance as possible for an annual premium equal to such maximum amount.

Except as set out in this Statement or incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between the Company or its affiliates and the Company’s executive officers, directors or affiliates or Purchaser or Purchaser’s executive officers, directors or affiliates.

(b) Agreements with Parent

The Confidentiality Agreement.

On September 23, 2003, the Company and Parent entered into a confidentiality agreement, in connection with their mutual consideration of a possible transaction between the Company or its subsidiaries, affiliates or joint ventures and Parent or its subsidiaries, affiliates or joint ventures. The summary of that agreement, contained in Section 12 of the Offer to Purchase, dated December 3, 2003, which is filed as Exhibit (d)(2) to the Schedule TO and which is being mailed to stockholders together with this Statement, is incorporated herein by reference.

The Merger Agreement.

The summary of the Merger Agreement and the statement of the conditions of the Offer contained in Sections 12 and 13, respectively, of the Offer to Purchase, dated December 3, 2003, which is filed as Exhibit (a)(1)(A) to the Schedule TO and which is being mailed to stockholders together with this Statement, are incorporated herein by reference. The summary and description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto, is incorporated herein by reference.

ITEM 4. The Solicitation/Recommendation.

(a) Recommendation

After careful consideration, including a thorough review of the Offer with the Company’s independent financial and legal advisors, at a meeting held on November 18, 2003, the Board determined that the terms of the Offer and the Merger are advisable, fair to, and in the best interests of, the common stockholders of the Company. At this meeting, the Board unanimously approved the Merger Agreement for purposes of Section 203 of the DGCL.

Your Board unanimously recommends that holders of Common Shares accept the Offer and tender their Common Shares in to the Offer.

A letter communicating the Board’s recommendation to you and a press release announcing the execution of the Merger Agreement are filed as Exhibits (a)(2)(A) and (a)(5)(A), respectively, to this Statement and are incorporated herein by reference.

(b) Reasons

(i) Background of the Transaction

The management of the Company periodically has explored and assessed, and has discussed with the Board, strategic alternatives for the Company, including strategies to grow the Company’s business through targeted acquisitions of research firms and other companies within the securities industry. These strategic discussions also included the possibility of business combinations involving the Company and larger securities institutions, particularly in view of the increasing competition, continuing consolidation and other developments in the financial services industry.

In this regard, representatives of the Company from time to time in the period preceding the commencement of negotiations with Parent communicated informally with representatives of other securities firms with respect to their views regarding the securities industry and their potential strategic interest in the Company. None of the discussions proceeded beyond the exploratory stage and no understanding with respect to the terms of any transaction was reached.

In July 2003, representatives of Freeman & Co. Securities LLC (“Freeman & Co.”), Parent’s financial advisor, met with Mark F. Loehr, Chief Executive Officer of the Company, to discuss the Company’s interest in exploring a possible acquisition by Parent. In August, financial advisors and senior executives of Parent, including Lon Gorman, Vice Chairman and President, Schwab Institutional and Asset Management and Schwab Capital Markets, L.P., met with Mr. Loehr and Stuart M. Robbins, a member of the Board, to discuss their companies’ respective businesses and a possible business combination.

On September 23, 2003, the Company entered into a confidentiality agreement with Parent. Later in September, senior executives of the Company and Parent had further discussions, including with respect to a pro-forma model of a possible business combination.

On October 2, 2003, at a special meeting, the Board discussed a possible business combination with Parent. The Board agreed that senior executives of the Company should continue preliminary discussions with Parent. During the next few weeks, senior executives of Parent, including David S. Pottruck, President and Chief Executive Officer of Parent, held further discussions with Mr. Loehr and other senior executives of the Company and members of the Board, involving a range of issues, including their respective trading platforms, and conducted preliminary due diligence on the Company in Old Greenwich, Connecticut. The Company and its financial advisors also provided to Parent and its financial advisors certain confidential projected financial information. On October 16, 2003, Parent sent the Company a preliminary non-binding indication of interest. Later that day senior executives of the Company and representatives of Financial Technology Partners (“FTP”) held discussions with senior executives of Parent regarding the indication of interest.

On October 17, 2003, at a regular meeting, the Board discussed further the potential business combination with Parent. The Board determined to continue discussions with Parent, including with respect to price. The Board also authorized the Company to engage advisors to assist in discussions with Parent.

During the last two weeks of October, senior executives of the Company and members of the Board continued discussions with senior executives of Parent, including with respect to the Company’s potential role in

Parent’s strategic vision. Legal and financial advisors to the Company and Parent conducted their respective due diligence investigations. During this time, counsel to Parent delivered to counsel to the Company a draft agreement that provided for an acquisition of the Company.

During the first two weeks of November, the Company and Parent continued to conduct their respective due diligence investigations via telephonic conference calls. Also during this period, counsel to the Company and counsel to Parent held telephone conference calls to review and discuss drafts of the merger agreement and related issues. During this time, senior executives of the Company and Parent held further discussions involving many issues including the findings of the due diligence investigations and the Company’s investment banking business and its potential sale.

On November 12, 2003, the Board held a special meeting to review and discuss the terms of the proposed merger agreement, the status of negotiations with Parent and the results of the due diligence investigations. At this meeting, Mr. Loehr reviewed prior discussions with Parent. FTP provided strategic and financial advice to the Board regarding the negotiations, the terms of the proposals and negotiation strategies and Keefe, Bruyette & Woods, Inc. (“KBW”) discussed detailed financial information regarding the proposed merger with Parent. Also at this meeting, the Board discussed with Wachtell, Lipton, Rosen & Katz, counsel to the Company, the terms of the definitive agreement governing the transaction and the legal and fiduciary standards applicable to the Board’s decision to approve the agreements and the transactions contemplated by the agreements.

The material discussions between the parties through November 13, 2003 led to a proposal of an all cash deal at $15.50 per share. The parties also decided to structure the transaction as a cash tender offer by a wholly owned subsidiary of Parent for all of the Company’s issued and outstanding shares followed by a cash merger of that subsidiary into the Company.

On November 14, 2003, at a special meeting of Parent’s Board of Directors, members of Parent’s senior management discussed with Parent’s Board of Directors the proposed acquisition of the Company by Parent at a price of $15.50 per Common Share. Members of Parent’s senior management reviewed the negotiations that had taken place with the Company, and also updated Parent’s Board of Directors on the due diligence review that had occurred. Representatives of Freeman & Co. were present at the meeting and prior to the meeting had provided Parent’s Board of Directors with a financial presentation concerning the proposed acquisition.

Over the next few days, counsel to the Company and counsel to Parent continued to negotiate the terms of the draft merger agreement.

On November 18, 2003, the Board held a special meeting to review the negotiations that had taken place since the last meeting. Mr. Loehr reviewed the negotiations that had taken place with Parent since the last meeting. Wachtell, Lipton, Rosen & Katz discussed the tender offer structure and reviewed the material terms of the definitive agreement governing the transaction and the legal and fiduciary standards applicable to the Board’s decision to approve the agreements and the transactions contemplated by the agreements. FTP provided strategic and financial advice to the Board regarding the negotiations and the terms of the transaction. KBW discussed detailed financial information regarding the proposed merger with Parent and orally confirmed that it would deliver its opinion that, as of the date of the meeting, the Merger Consideration set forth in the agreement was fair to the Company’s stockholders from a financial point of view (which opinion was subsequently delivered in writing as of the date of the merger agreement). The full text of the KBW’s opinion is attached as Annex A to this Statement. Following further discussion the Board approved the Merger Agreement, and related matters, and voted to recommend the Offer and the Merger to the Company’s stockholders. The Board also authorized officers of the Company to finalize and execute a definitive merger agreement and related documents.

On November 18, 2003, at a special meeting of Parent’s Board of Directors, members of Parent’s senior management reviewed the negotiations that had taken place with the Company since the last board meeting. Freeman & Co. updated its financial presentation to the board concerning the proposed acquisition. Parent’s Board of Directors discussed with members of Parent’s senior management and financial advisors the proposed terms of the Offer and the Merger. The members of Parent’s Board of Directors, having determined that the Offer and the Merger were in the best interest of Parent, then approved the Offer and the Merger and the related transactional agreements, and provided the executive officers of Parent with authority to finalize and execute a definitive merger agreement and related documents.

Late on November 18, the Company, Parent and the Purchaser executed the Merger Agreement. On November 19, 2003, before the open of trading on The Nasdaq National Market and The New York Stock Exchange, the Company and Parent issued a joint press release announcing the execution of the Merger Agreement.

On December 3, 2003, the Purchaser commenced the Offer.

(ii) Reasons for the Recommendation

In reaching its recommendations described above in paragraph (a) of this Item 4, the Board considered a number of factors, including the following:

1.	Company Operating and Financial Condition. The Board considered the current and historical financial condition and results of operations of the Company, as well as the prospects and strategic objectives of the Company, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the industries in which the Company’s businesses operate. A combination with Parent would, in the Board’s view, expand the Company’s opportunities in its equity research business and sales trading business.

2.	Transaction Financial Terms/Premium to Market Price. The $15.50 Offer represents a premium of 17% over the $13.25 closing price of the Common Shares on the Nasdaq stock market on November 18, 2003 (the last closing price prior to the Board meeting at which the Board approved the Merger Agreement), and a premium of approximately 32% over the average closing price of $11.71 for the 30-day period ending on November 18, 2003, a premium of over 41% over the average closing price of $10.96 for the 60-day period ending on November 18, 2003. The Board concluded that the $15.50 price fairly reflects the Company’s prospects for growth and improved performance. The Board also considered and viewed as desirable that the form of consideration to be paid to holders of Common Shares in the Offer and the Merger would be cash and thus stockholders would not be subject to the market risk that they would otherwise face as a result of continued investment in the Company’s capital stock. The Board was aware that the consideration received by holders of Common Shares in the Offer and Merger would be taxable to such holders for federal income tax purposes.

3.	Strategic Alternatives. The Board considered the trends in the industry in which the Company operates and the strategic alternatives available to the Company, including the alternative to remain an independent public company, the possibility of acquisitions of or mergers with other companies in its industry, as well as the risks and uncertainties associated with such alternatives.

4.	Keefe, Bruyette & Woods, Inc.’s Valuation Analysis. The Board considered presentations from KBW at a series of meetings. KBW’s presentations included detailed analyses, including the historical and expected operating and financial performance of the Company, discounted cash flow and dividend discount analysis assuming the Company remained independent, merger and acquisition transactions involving comparable U.S. securities broker-dealers, historical and current valuation multiples of comparable U.S. broker-dealer companies and pro-forma impact analysis.

5.

Keefe, Bruyette & Woods, Inc.’s Fairness Opinion. The Board considered the opinion of KBW delivered to the Board dated November 18, 2003, that as of that date, based upon and subject to certain considerations and assumptions, the consideration to be received by holders of Common Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders. A copy of the written opinion rendered by KBW to the Board, setting forth the procedures followed, the matters considered, the assumptions made and limitations on the review undertaken by KBW in arriving at its opinion, is attached hereto as Annex A and incorporated herein by reference. Stockholders are urged to read this opinion in its entirety. The opinion of KBW was presented for the benefit of the Board in connection with its consideration of the Merger Agreement and is directed only to the fairness of the consideration to be received by the holders of Common Shares pursuant to the Offer and the Merger. The opinion does not constitute a recommendation to any stockholder as to whether such stockholder should tender any Common Shares pursuant to the Offer and how such stockholder should vote on the proposed Merger or any matter related thereto. The Board was aware that KBW became entitled to certain fees upon the signing of the definitive Merger Agreement and certain fees contingent upon consummation of the Offer. See Item 5—Persons/Assets Retained, Employed, Compensated or Used.

6.	Timing of Completion. The Board considered the anticipated timing for the completion of the transactions contemplated by the Merger Agreement, including the structure of the transactions as a tender offer for all of the Common Shares followed by the Merger. The Board considered that the tender offer could allow stockholders to receive the transaction consideration earlier than in an alternative form of transaction. The terms of the subsequent Merger provide that common stockholders will receive the same consideration for their Common Shares as received by common stockholders who tender their Common Shares in the Offer.

7.	Limited Conditions to Consummation. The Board considered that Parent’s obligation to consummate the Offer and the Merger is subject to a limited number of conditions (as set forth in Sections 12 and 13 of the Offer to Purchase), with no financing condition. The Board also considered the relative likelihood of obtaining required regulatory approvals for this transaction, and the terms of the Merger Agreement regarding the obligations of both companies to pursue such approvals.

8.	Alternative Transactions. The Board engaged in exclusive negotiations with Parent based upon the Board’s determination that such negotiations would likely lead to a transaction with Parent that would be in the best interests of the Company’s stockholders. The Board considered the risk that Parent would be unwilling to enter into non-exclusive negotiations with the Company. The Board also considered that under the terms of the Merger Agreement, while the Company is prohibited from soliciting acquisition proposals from third parties, the Company may engage in discussions or negotiations with, and may furnish non-public information to, a third party that makes a Superior Proposal (as defined in the Merger Agreement) or a Takeover Proposal (as defined in the Merger Agreement) that the Board determines in good faith (after consultation with its independent financial advisors) is reasonably likely to be a Superior Proposal, which is pending at the time the Company determines to take such action and the Board determines in good faith, based upon advice of outside counsel, that such action is required to discharge the Board’s fiduciary duties to the Company’s stockholders under Delaware Law. The Board considered that the terms of the Merger Agreement permit the Company, assuming no violation of the non-solicitation provisions of the Merger Agreement, to terminate the Merger Agreement to enter into such a superior transaction involving the Company if the Company pays Parent a $12,075,000 termination fee. Although the Board considered that these provisions of the Merger Agreement could have the effect of deterring third parties who might be interested in exploring an acquisition of the Company, the Board concluded that the effect of these provisions would not preclude a superior proposal to acquire the Company. In this regard, the Board recognized that the provisions of the Merger Agreement relating to termination fees and non-solicitation of acquisition proposals were insisted upon by Parent as a condition to entering into the Merger Agreement.

9.	Potential Conflicts of Interest. The Board considered the interests of certain Company executives in the Offer and the Merger. See Item 3—Past Contracts, Transactions, Negotiations and Agreements.

The foregoing includes the material factors considered by the Board. In view of its many considerations, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. In addition, individual members of the Board may have given different weights to the various factors considered. After weighing all of these considerations, the Board was unanimous in determining to approve the Merger Agreement and to recommend that holders of Common Shares tender their Common Shares in the Offer.

(c) Intent to Tender

After reasonable inquiry and to the best of the Company’s knowledge, each executive officer and director of the Company currently intends to tender all Common Shares held of record or beneficially owned by such person to Purchaser in the Offer (other than Common Shares such person has the right to purchase by exercising stock options), except for the 350 shares that Daniel DeWolf intends to donate to charity prior to the end of 2003 and except for persons who would by tendering incur liability under Section 16(b) of the Exchange Act.

ITEM 5. Persons/Assets Retained, Employed, Compensated or Used.

FTP is acting as the Company’s strategic advisor in connection with the Offer and the Merger. Pursuant to the terms of FTP’s engagement, the Company has agreed to pay FTP for its strategic advisory services (i) a transaction success fee of $1.75 million if Parent or any of its subsidiaries purchases 50% or more of the outstanding common stock or the assets of the Company in one or a series of transactions, including, but not limited to, private purchases of stock, a merger or a sale by the Company of its stock or assets or (ii) a mutually agreed to transaction success fee if less than 50% of the outstanding common stock or the assets is acquired in the manner set forth in the preceding subsection and (iii) a retainer fee of $75,000, which will be credited toward any future fee obligations. In addition, the Company has agreed to reimburse FTP for its reasonable out-of-pocket expenses (including reasonable fees and disbursements of counsel) incurred during its engagement.

FTP, as part of its investment banking business, is continually engaged in financial advisory roles, which may include, but are not limited to, the valuation of businesses in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, private placements and valuations for estate, corporate and other purposes. In the ordinary course of business, FTP and its affiliates may actively trade or hold the securities of the Company and Parent for their own account or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. Furthermore, FTP and its affiliates may maintain relationships with the Company, Parent and their respective affiliates.

KBW has been retained to render an opinion as to the fairness from a financial point of view to the stockholders of the Company of the Merger Consideration to be received in the Offer and the Merger. Pursuant to the terms of KBW’s engagement, the Company has agreed to pay KBW for its financial advisory services (i) a retainer fee of $50,000, (ii) an opinion fee of $100,000 and (iii) a consummation fee of $600,000, upon consummation of the transaction. In addition, the Company has agreed to reimburse KBW for its reasonable out-of-pocket expenses (including reasonable fees and disbursements of counsel) incurred during its engagement and to indemnify KBW against certain liabilities, including liabilities under federal securities laws, arising out of KBW’s engagement.

KBW, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. In the ordinary course of business, KBW and its affiliates may actively trade or hold the securities of the Company and Parent for their own account or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. In the past, KBW and its affiliates have provided financial advisory and financing services for the Company unrelated to the Offer and the Merger and have received customary fees for the rendering of those services. Furthermore, KBW and its affiliates may maintain relationships with the Company, Parent and their respective affiliates.

Except as described above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations in connection with the Offer or the Merger.

ITEM 6. Interest in Securities of the Subject Company.

No transactions in the Shares have been effected during the past 60 days by the Company, or, to the best of the Company’s knowledge, any of the Company’s directors, executive officers, affiliates or subsidiaries.

ITEM 7. Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiation in response to the Offer that relates to (i) a tender offer for or other acquisition of securities by or of the Company or any other person; (ii) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; or (iv) any material change in the indebtedness, present capitalization or dividend policy of the Company.

Except as set forth in this Statement, there are no transactions, board resolutions, agreements in principle or signed agreements in response to the Offer, that relate to or would result in one or more of the events referred to in the first paragraph of this item.

ITEM 8. Additional Information to be Furnished.

(a)	Parent’s Right to Designate Persons to be Elected to the Board

The Information Statement attached as Annex B to this Statement is being furnished in connection with the possible designation by Parent, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Board other than at a meeting of the Company’s stockholders.

(b)	Delaware General Corporation Law

The Company is incorporated under the laws of the State of Delaware.

Short-Form Merger.

Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Common Shares, Purchaser will be able to effect the Merger after completion of the Offer without a vote of the Company’s stockholders. However, if Purchaser does not acquire at least 90% of the Common Shares pursuant to the Offer or otherwise, under Section 251 of the DGCL, a vote of the Company’s stockholders will be required to adopt and approve the Merger Agreement. As a result, the Company will also have to comply with the Federal securities laws and regulations governing the obtaining of such approvals. Among other things, the Company will be required to prepare and distribute a proxy statement and as a consequence a longer period of time will be required to effect the Merger. However, because Purchaser and Parent have agreed to cause all of the Common Shares owned by them to be voted in favor of the adoption of the Merger Agreement, approval is assured.

Top-Up Option.

Pursuant to the Merger Agreement, Parent and Purchaser have an irrevocable option (the “Top-Up Option”) to purchase from the Company, at a price per share equal to the Offer Price, a number of Company Shares (the “Top-Up Option Shares”) that, when added to the number of any outstanding Company Shares owned by Parent or any wholly owned subsidiary of Parent at the time of exercise of the Top-Up Option, constitutes one Company Share more than 90% of the number of Company Shares that will be outstanding immediately after the issuance of the Top-Up Option Shares. The Top-Up Option may be exercised by Parent or Purchaser, in whole but not in part, at any time on or after the date on which Purchaser, Parent and their affiliates own beneficially at least 80% of the outstanding Company Shares, and on or prior to the tenth business day after the later of (i) the first date on which Purchaser accepts any Company Shares for payment pursuant to the Offer or (ii) the expiration of any subsequent offering period.

Delaware Anti-Takeover Statute.

In general, Section 203 of the DGCL (“Section 203”) prevents an “interested party” (defined to include a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other transactions) with a Delaware corporation for three years following the date such person became an interested stockholder unless, among other things, the “business combination” is approved by the board of directors of such company prior to that date. On November 18, 2003, the Company’s Board approved the Offer and the Merger. Accordingly, Section 203 is inapplicable to the Offer and the Merger.

Appraisal Rights.

No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, persons who are holders of Common Shares at the effective time of the Merger will have certain rights under Section 262 of the DGCL to demand appraisal of their shares. Such rights, if the statutory procedures are complied with, could entitle the holder to a judicial determination of the “fair value” of the Common Shares at the effective time (excluding any element of value arising from the accomplishment or the expectation of the Merger), to be paid in cash, in lieu of the Merger Consideration of $15.50 per Common Share. The value so determined could be more or less than the $15.50 offer price.

Appraisal rights cannot be exercised at this time. Stockholders who will be entitled to appraisal rights in connection with the Merger will receive additional information concerning those rights and the procedures to be followed in order to perfect them before such stockholders have to take any action in connection with such rights.

(c)	Amendment of Company’s Rights Plan

As of November 18, 2003, the Company and American Stock Transfer & Trust Company (the “Rights Agent”) executed Amendment No. 1 (the “Amendment”) to the Rights Agreement (the “Rights Agreement”), dated as of June 7, 1999, between the Company (formerly known as Wit Capital Group, Inc.) and the Rights Agent. Pursuant to the Amendment, neither Parent or Purchaser shall be deemed to be an Acquiring Person (as defined in the Rights Agreement) by virtue of (a) the approval, execution, delivery or performance of the Merger Agreement and (b) the consummation of Offer, Merger and other transactions contemplated by the Merger Agreement.

(d)	Regulatory Approvals

United States Antitrust Compliance.

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of Common Shares pursuant to the Offer is subject to such requirements.

Pursuant to the requirements of the HSR Act, Purchaser has advised the Company that it filed a Notification and Report Form with respect to the Offer and Merger with the Antitrust Division and the FTC on November 24,

2003. As a result, the waiting period applicable to the purchase of Common Shares pursuant to the Offer would be scheduled to expire at 11:59 p.m., New York City time, on December 9, 2003. However, prior to such time, the Antitrust Division or the FTC may extend the waiting period by requesting from Purchaser additional information or documentary material relevant to the Offer. If a second request is made, the waiting period will be extended until 11:59 p.m., New York City time, on the tenth day after substantial compliance by Purchaser or the Company with such request. Thereafter, such waiting period can be extended only by court order or by agreement of the parties.

The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Common Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Common Shares pursuant to the Offer or seeking divestiture of the Common Shares so acquired or divestiture of substantial assets of Parent or the Company. Private parties (including individual States) may also bring legal actions under the antitrust laws of the United States. The Company does not, and Parent has advised the Company that it does not, believe that the completion of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. Under the Merger Agreement the Company and Parent have agreed to use their reasonable best efforts to resolve any objections that the antitrust regulators may raise with respect to the contemplated transactions.

Industry Regulatory Approvals.

Consummation of the Offer and the Merger are also subject to approvals of, or filings with, various industry self-regulatory organizations (including the National Association of Securities Dealers, Inc., the New York Stock Exchange and the Pacific Stock Exchange), and the securities commissions of certain states and other jurisdictions in which the Company conducts business. The Company filed an application for approval with the NASD on November 26, 2003. The NASD may request additional information in connection with its consideration of the application within 30 days of such filing and must render its decision on the application within 180 days after such filing. However, based on preliminary discussions with the NASD, the Company is of the view that the NASD will conclude its review and approve the Company’s application within the 30-day period described above.

It is required that the Company file an application with the NYSE to become an Approved Person (as defined under NYSE Rule 304) of Charles Schwab & Co. Inc., an NYSE member firm. It is intended that such application will be made by December 12, 2003 to allow for the required posting by the NYSE for two consecutive weeks to be completed prior to the completion of the Offer. Notice of the proposed acquisition of the Company by Parent is required to be made with the Pacific Stock Exchange, which is expected will be made no later than December 19, 2003. The securities commissions of certain states with which the Company is registered in order to conduct its business require notice of the proposed acquisition of the Company, which notices are expected to be made prior to the receipt of approval from the NASD. A filing with the Ontario Securities Commission is expected to be filed within five days following completion of the Offer.

(e)	Strategic Alliance Agreement

The Company has entered into a strategic alliance agreement with Schwab Capital Markets L.P. (“SCM”) and Perseus Group, LLC (“Perseus”) under which the Company and SCM will have the right of first refusal for certain equity offering products from Perseus corporate clients in certain equity offerings in specified sectors, including information technology, telecommunications services, health care and financials, originated by Perseus. The arrangement will give the Company and SCM the right to review proposed offerings and to select those transactions they choose to distribute to their institutional clients. The Company and SCM will not receive any economic consideration for distributing securities under the agreement. Performance of the agreement is subject to receipt by Perseus of regulatory approvals. The agreement is terminable by any of the parties if the Merger is terminated.

(f)    Sale of Interest in General Partner in Dawntreader Fund II and Parallel Funds; Investment Banking Business

The Company has entered into definitive agreements with Robert Lessin (“Lessin”), Chairman of the Company’s Dawntreader Fund II and its parallel funds (the “Funds”), under which Lessin and his assignees will acquire ownership control of the investment advisor and the general partner of the Funds. Lessin will also increase his capital commitment to the Funds by assuming a portion of the Company’s remaining capital commitment to the Funds. The transaction is expected to close on or before December 31, 2003. Daniel DeWolf, an executive officer of the Company, owns an interest in the general partner of the Funds.

The Company has determined to divest its investment banking unit as an important step in working to build a new model of independent research.

(g)    Standstill Agreement

The Company and General Atlantic Partners, LLC, a Delaware limited liability company (“GAP LLC”), General Atlantic Partners 61, L.P., a Delaware limited partnership (“GAP 61”), and GAP Coinvestment Partners II, L.P., a Delaware limited partnership (“GAPCO II”), entered into a standstill agreement, dated as of December 4, 2001 (the “Standstill Agreement”). The principal restrictions in the Standstill Agreement will terminate December 4, 2006 or earlier under certain circumstances. Under the Agreement, GAP LLC, GAP 61 and GAPCO II (together with their affiliates and associates, the “GAP Parties”) will not be considered an “Acquiring Person” under the Company’s Rights Plan, dated as of June 7, 1999, so long as they beneficially own less than 24.9% of the Company’s Common Stock. The GAP Parties agreed, among other things, that they would not (i) solicit proxies or participate in any election contest, (ii) initiate, propose or otherwise solicit shareholders for the approval of one or more shareholder proposals and (iii) acquire, offer to acquire or agree to acquire all or substantial portions of the assets of the Company or its successors.

(h)    Forward-Looking Statements

Certain of the information contained in this Schedule 14D-9 should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 which is subject to a number of risks and uncertainties. These forward-looking statements represent the Company’s expectations or beliefs concerning future events, including the following: statements regarding future developments and joint ventures, statements regarding the continuation of trends, and any statements regarding the sufficiency of the Company’s cash balances and cash generated from operating and financing activities for the Company’s future liquidity and capital resource needs. The Company cautions that although forward-looking statements reflect the Company’s good faith beliefs and best judgment based upon current information, these statements are qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements, including those risks, uncertainties, and factors detailed from time to time in reports filed with the SEC. Other factors and assumptions not identified above are also involved in the preparation of forward-looking statements, and the failure of such other factors and assumptions to be realized may also cause actual results to differ materially from those discussed. The Company assumes no obligation to update such estimates to reflect actual results, changes in assumption or changes in other factors affecting such estimates other than as required by law.

ITEM 9. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Sections 12 and 13 of the Offer to Purchase, dated December 3, 2003 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Purchaser filed on December 3, 2003).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Purchaser filed on December 3, 2003).

(a)(2)(A)	Letter to Stockholders of the Company, dated December 3, 2003.*

(a)(5)(A)	Joint Press Release Issued by SoundView Technology Group, Inc. and The Charles Schwab Corporation, on November 19, 2003 (incorporated by reference to Exhibit 99.1(a)(5)(A) to Schedule 14D-9 of SoundView Technology Group, Inc. filed November 19, 2003).

(a)(5)(B)	Powerpoint Slide Presentation of SoundView Technology Group, Inc. and The Charles Schwab Corporation titled “Continued Leadership in Serving Clients: Research and Trading Capabilities,” dated November 19, 2003 (incorporated by reference to Exhibit 99.2(a)(5)(B) to the Schedule 14D-9 of SoundView Technology Group, Inc. filed November 19, 2003).

(a)(5)(C)	Opinion of Keefe, Bruyette & Woods, Inc., dated November 18, 2003 (included as Annex A hereto).*

(e)(1)	Agreement and Plan of Merger, dated as of November 18, 2003, by and among The Charles Schwab Corporation, Shakespeare Merger Corporation and SoundView Technology Group, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K of SoundView Technology Group, Inc., filed on November 19, 2003).

(e)(2)	Confidentiality Agreement, dated September 23, 2003, between the Company and Parent (incorporated by reference to Exhibit (d)(2) to the Schedule TO of Purchaser filed on December 3, 2003).

(e)(3)	The Information Statement of the Company, dated December 3, 2003 (included as Annex B hereto).*

(e)(4)	Employment Agreement by and among SoundView Technology Group, Inc., The Charles Schwab Corporation and John Hervey, dated November 18, 2003 (incorporated by reference to Exhibit (d)(3)(B) to the Schedule TO of Purchaser filed on December 3, 2003).

(e)(5)	Employment Agreement by and among SoundView Technology Group, Inc., The Charles Schwab Corporation and Mark F. Loehr, dated November 18, 2003 (incorporated by reference to Exhibit (d)(3)(A) to the Schedule TO of Purchaser filed on December 3, 2003).

(e)(6)	Employment Agreement by and among SoundView Technology Group, Inc., The Charles Schwab Corporation and Gerard P. Maus, dated November 18, 2003 (incorporated by reference to Exhibit (d)(3)(D) to the Schedule TO of Purchaser filed on December 3, 2003).

(e)(7)	Employment Agreement by and among SoundView Technology Group, Inc., The Charles Schwab Corporation and Robert Meier, dated November 18, 2003 (incorporated by reference to Exhibit (d)(3)(C) to the Schedule TO of Purchaser filed on December 3, 2003).

(e)(8)	Employment Agreement between SoundView Technology Group, Inc. and Robert Meier dated February 5, 2003 (incorporated by reference to Exhibit 10.1 to the Form 10-K of SoundView Technology Group, Inc. for the period ended, December 31, 2002).

(e)(9)	Employment Agreement between SoundView Technology Group, Inc. and John Hervey dated July 10, 2002 (incorporated by reference to Exhibit 10.3 to the quarterly report on Form 10-Q of SoundView Technology Group, Inc. for the period ended June 30, 2002).

Exhibit No.	Description

(e)(10)	Employment Agreement between SoundView Technology Group, Inc. and Gerard P. Maus dated October 11, 2002 (incorporated by reference to Exhibit 10.1 to the quarterly report on Form 10-Q of SoundView Technology Group, Inc. for the period ended September 30, 2002).

(e)(11)	Employment Agreement between SoundView Technology Group, Inc. and Margot T. Lebenberg dated January 3, 2003 (incorporated by reference to Exhibit 10.5 to the Form 10-K of SoundView TechnologyGroup, Inc. for the period ended, December 31, 2002).

(e)(12)	Standstill Agreement, dated December 4, 2001, between the Company and General Atlantic Partners LLC, General Atlantic Partners 61, L.P. and GAP Coinvestment Partners II, L.P. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of SoundView Technology Group, Inc. dated December 5, 2001.)

(g)	None.

* Included in the distributions to Company stockholders.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2003

SOUNDVIEW TECHNOLOGY GROUP, INC.

By:

Name:	Mark F. Loehr
Title:	Chief Executive Officer

ANNEX A

KEEFE, BRUYETTE & WOODS, INC.

SPECIALISTS IN BANKING AND FINANCIAL SERVICES

787 SEVENTH AVENUE    4TH FLOOR    NEW YORK, N.Y. 10019

TOLL FREE 1-800-966-1559	MAIN TELEPHONE 212-887-7777

November 18, 2003

The Board of Directors

SoundView Technology Group, Inc.

1700 E. Putnam Avenue

Old Greenwich, CT 06870

Members of the Board:

You have requested our opinion as investment bankers as to the fairness, from a financial point of view, of the consideration to be received by the stockholders of SoundView Technology Group, Inc. (“SoundView”) pursuant to the tender offer and merger contemplated by the Agreement and Plan of Merger by and among The Charles Schwab Corporation (“Schwab”), Shakespeare Merger Corporation, a wholly owned subsidiary of Schwab (“Merger Sub”) and SoundView (the “Agreement”). Pursuant to the Agreement, Schwab would cause Merger Sub to commence a tender offer (the “Tender Offer”) for all outstanding shares of common stock, par value $0.01 per share, of SoundView (“Company Shares”) for $15.50 per share, net to the seller in cash (the “Merger Consideration”) and (ii) Merger Sub would be merged with and into SoundView in a merger in which each Common Share not acquired in the Tender Offer, other than Company Shares held in treasury or held by Merger Sub or Restricted Shares (as defined in the Agreement) cancelled pursuant to Section 2.8 of the Agreement, or as to which dissenter’s rights have been perfected, would be converted into the right to receive the Merger Consideration.

Keefe, Bruyette & Woods, Inc., as part of its investment banking business, is continually engaged in the valuation of financial services companies, including but not limited to securities brokerage companies, company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of financial services companies, we have experience in, and knowledge of, the valuation of securities brokerage enterprises. In the ordinary course of our business as a broker-dealer, we may from time to time purchase securities from, and sell securities to, SoundView and Schwab, and as a market maker in securities, we may from time to time have a long or short position in, and buy or sell, debt or equity securities of SoundView and Schwab for our own account and for the accounts of our customers. We have acted exclusively for the Board of Directors of SoundView in rendering this fairness opinion and will receive a fee from SoundView for our services.

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of SoundView and the Merger, including among other things, the following: (i) the Agreement; (ii) the Annual Reports to Stockholders and Annual Reports on Form 10-K for the three years ended December 31, 2002 of SoundView; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of SoundView and certain other communications from SoundView to its stockholders; and (iv) other financial information concerning the businesses and operations of SoundView furnished to us by SoundView for purposes of our analysis. We have also held discussions with senior management of SoundView regarding the past and current business operations, regulatory relations, financial condition and future prospects of its company and such other matters as we have deemed relevant to our inquiry. In addition, we have compared certain financial and stock market information for SoundView with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the securities brokerage industry and performed such other studies and analyses as we considered appropriate.

In conducting our review and arriving at our opinion, we have relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not assumed any responsibility for independently verifying the accuracy or completeness of any such information. We have relied upon the management of SoundView as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefor) provided to us, and we have assumed that such forecasts and projections reflect the best currently available estimates and judgments of management and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by management. In rendering our opinion, we have not made or obtained any evaluations or appraisals of the property of SoundView, nor have we examined any individual client account files.

We have assumed that, in all respects material to our analyses, the following: (i) the merger will be completed substantially in accordance with the terms set forth in the merger agreement; (ii) the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement are true and correct; (iii) each party to the merger agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents, and; (iv) all conditions to the completion of the merger will be satisfied without any waivers.

We have considered such financial and other factors as we have deemed appropriate under the circumstances, including, among others, the following: (i) the historical and current financial position and results of operations of SoundView; (ii) the assets and liabilities of SoundView; and (iii) the nature and terms of certain other merger transactions involving securities brokerage companies. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the securities brokerage industry generally. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration in the Merger is fair, from a financial point of view, to holders of the Common Shares other than Schwab and its affiliates.

Very truly yours,

Keefe, Bruyette & Woods, Inc.

A-2

ANNEX B

SoundView Technology Group, Inc.

1700 East Putnam Avenue

Old Greenwich, Connecticut 06870-1333

Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934

and Rule 14f-1 thereunder

This Information Statement is being mailed on or about December 3, 2003 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) of SoundView Technology Group, Inc. (the “Company”). You are receiving this Information Statement in connection with the possible election of persons designated by The Charles Schwab Corporation (“Charles Schwab”) to a majority of seats on the Board of Directors (the “Board”) of the Company. As of November 18, 2003, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with The Charles Schwab Corporation and Shakespeare Merger Corporation (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of Charles Schwab, pursuant to which the Purchaser is required to commence a tender offer to purchase all outstanding shares of the Company’s Common Stock, par value $0.01 per share (the “Common Stock”), including the associated preferred stock rights, and, as applicable, the Company’s Class B common stock, par value $0.01 per share, including the associated preferred stock rights (such rights, together with the rights associated with the Common Stock, the “Rights”) (the “Class B Common Stock” and, together with the Common Stock and Rights, the “Common Shares”) at a price per Common Share of $15.50, net to the seller in cash, upon the terms and conditions set forth in Purchaser’s Offer to Purchase, dated December 3, 2003, and in the related Letters of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the “Schedule TO”) filed by Purchaser with the Securities and Exchange Commission (the “Commission”) on December 3, 2003.

The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the “DGCL”), Purchaser will be merged with and into the Company (the “Merger”). Following consummation of the Merger, the Company will continue as the surviving corporation and will become a subsidiary of Charles Schwab. At the effective time of the Merger (the “Effective Time”), each issued and outstanding Common Share (other than shares owned by the Purchaser, SoundView or any stockholder of SoundView who is entitled to and properly exercises appraisal rights under Delaware law and other than certain shares of unvested restricted stock which will be cancelled in exchange for the creation of a deferred compensation account) will be converted into the right to receive the amount in cash per Common Share paid pursuant to the Offer.

The Offer, the Merger, and the Merger Agreement are more fully described in the Statement, to which this Information Statement is attached as Annex B, which was filed by the Company with the Commission on December 3, 2003 and which is being mailed to stockholders of the Company along with this Information Statement.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934 (“Exchange Act”) and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement. Information set forth herein related to Charles Schwab, Purchaser or the Charles Schwab Designees (as defined below) has been provided by Charles Schwab. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

Pursuant to the Merger Agreement, Purchaser commenced the Offer on December 3, 2003. The Offer is currently scheduled to expire at 5 p.m., New York City time, on January 8, 2004, unless Purchaser extends it.

General

Each Common Share entitles the holder to one vote. As of November 17, 2003, there were 20,728,016 Common Shares issued and outstanding.

Rights To Designate Directors And Charles Schwab Designees

The information contained herein concerning Charles Schwab Designees (as defined below) has been furnished to the Company by Charles Schwab and its designees. Accordingly, the Company assumes no responsibility for the accuracy or completeness of this information.

The Merger Agreement provides that, promptly upon the purchase of and payment for Common Shares and Preferred Shares by Purchaser pursuant to the Offer, Purchaser will be entitled to designate such number of directors (the “Charles Schwab Designees”) on the Board, rounded up to the next whole number, equal to the product obtained by multiplying the total number of directors on the Board by the percentage that the number of Company Common Stock and Company Class B Common Stock so purchased and paid for bears to the total number of Common Shares and Class B Common Stock then outstanding.

The Merger Agreement provides that the Company will, upon request of Purchaser, increase the size of the Board or obtain the resignations of such number of directors as is necessary to enable the Charles Schwab Designees to be elected to the Board and, subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, will cause the Charles Schwab Designees to be so elected.

Notwithstanding the foregoing, if Common Shares are purchased pursuant to the Offer, until the Effective Time, there will be at least three members of the Board who were directors on the date of the Merger Agreement.

The Charles Schwab Designees will be selected by Charles Schwab from among the individuals listed below. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the Charles Schwab Designees currently is a director of, or holds any positions with, the Company. Charles Schwab has advised the Company that, to the best of Charles Schwab’s knowledge, except as set forth below, none of the Charles Schwab Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between Charles Schwab and the Company that have been described in the Schedule TO or the Statement.

The name, age, present principal occupation or employment and five-year employment history of each of the individuals who may be selected as Charles Schwab Designees are set forth below. Each is a citizen of the United States. Unless otherwise noted, the business address of each person listed below is 120 Kearny Street, San Francisco, CA 94108 and the telephone number at that address is (415) 627-7000.

Name and Age	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

Mark P. Lee, 44	Mr. Lee has been Senior Vice President—Finance of Charles Schwab & Co., Inc. (“CS&Co.”) since 2000 and served as Vice President of CS&Co. between 1996 and 2000. Mr. Lee was elected Director and appointed Senior Vice President—Finance of Purchaser in contemplation of the Offer and the Merger.

Lawrence E. Leibowitz, 43	Mr. Leibowitz has been Executive Vice President—Equities of CS&Co. since 2003 and served as Senior Vice President of CS&Co. between 2001 and 2003 . Prior to joining Charles Schwab, Mr. Leibowitz was a Managing Member of Bunker Capital, an institutional investor from 1996 to 2001. Mr. Leibowitz was elected Director and appointed President of Purchaser in contemplation of the Offer and the Merger.

Joseph R. Martinetto, 41	Mr. Martinetto has been Senior Vice President and Treasurer of Charles Schwab and CS&Co. since May 19, 2003. He also served as Senior Vice President and Treasurer of Charles Schwab from 1997 until October 2001 and as Senior Vice President and Treasurer of CS&Co. from 1998 until October 2001. Between October 2001 and May 2003, Mr. Martinetto served as Senior Vice President—Retail Finance for CS&Co. Mr. Martinetto was elected Director and appointed Treasurer of Purchaser in contemplation of the Offer and the Merger.

Lon Gorman, 54	Mr. Gorman has been Vice Chairman and President—Schwab Institutional and Asset Management of Schwab and CS&Co. since May 2003. He served as Vice Chairman of Charles Schwab and CS&Co. since 1999, President—Asset Management Products and Services since February 2002, Enterprise President—Schwab Capital Markets of CS&Co. and Executive Vice President of Parent since 1997. Mr. Gorman was Executive Vice President—Schwab Capital Markets of Parent and CS&Co. from 1996 to 1997. Mr. Gorman joined Charles Schwab in 1996.

James P. Leonard, Jr., 39	Mr. Leonard has been Senior Vice President, Chief Strategist and Senior Administrative Officer of CS&Co. since 2000 and Head of Research of Charles Schwab Capital Markets since 2001. Prior to joining Charles Schwab, Mr. Leonard was a Senior Vice President and Chief Operating Officer of Capital Markets for Fidelity Investments, a mutual fund company from 1991 to 2000.

Security Ownership Of Management And Principal Stockholders

The following table sets forth in alphabetical order the beneficial ownership of the Company’s voting stock as of November 17, 2003 by: (a) each person or entity the Company knows beneficially owns more than 5% of its voting stock; (b) the Company’s chief executive officer and the other four most highly compensated executive officers as of December 31, 2002; (c) each of the Company’s directors; and (d) all the Company’s current directors and executive officers as a group. The following percentage information is calculated based on 20,728,016 shares of Common Stock outstanding. Unless stated otherwise, the address of each person listed below is 1700 East Putnam Avenue, Old Greenwich, Connecticut 06870-1333 and the telephone number at that address is (203) 321-7000. Unless otherwise noted herein, all references to the Company’s outstanding Common Share numbers are on a pre reverse one-for-five split, executed in June 2003 (“pre-split”), basis.

Name of Beneficial Owner	Number of Shares (1)** Beneficially Owned		Percentage of Voting Stock Beneficially Owned
Brian T. Bristol	304,611	(2)	1.47%
Patricia W. Chadwick	1,250	(3)	*
John S. Chalsty	625	(4)	*
William E. Ford	1,250	(3),(7)	*
Joseph R. Hardiman	23,000	(5)	*
John Hervey	107,309	(6)	*
Entities affiliated with General Atlantic Partners LLC c/o General Atlantic Service Corporation 3 Pickwick Plaza Greenwich, CT 06830	3,535,653	(7)	17.06%
Mark F. Loehr	264,259	(8)	1.27%
Gilbert C. Maurer	16,000	(9)	*
Robert C. Meier	160,957	(10)	*
Stuart M. Robbins	52,250	(11)	*
All executive officers and directors as a group (13 persons)	1,008,386	(12)	4.81	%(12)

*   Percentage of Common Shares is given only where such percentage exceeds 1% of the Common Shares outstanding, exclusive of treasury shares, on October 31, 2003.

** The number of shares beneficially owned disclosed in this table is post the reverse one-for-five split, executed in June 2003 (“post-split”), share ownership information.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has voting power and/or investment power with respect to securities is treated as a beneficial owner of those securities. For purposes of this table, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days of November 17, 2003 are considered as beneficially owned by the person holding such options, warrants or rights. Unless indicated otherwise, the Company believes that the persons named in this table have sole voting and investment power with respect to the shares shown.
(2)	Post-split, Mr. Bristol beneficially owns 54,388 options outstanding, 30,197 shares of restricted stock and 220,026 shares.
(3)	Post-split, Ms. Chadwick and Mr. Ford each beneficially own 1,250 options outstanding.
(4)	Post-split, Mr. Chalsty beneficially owns 625 options outstanding.
(5)	Post-split, Mr. Hardiman beneficially owns 12,500 options outstanding and 10,500 shares.
(6)	Post-split, Mr. Hervey beneficially owns 66,250 options outstanding and 41,059 shares of restricted stock.
(7)	Shares beneficially owned by entities affiliated with GAP LLC consists of 2,908,199 shares owned by GAP 61 and 627,454 shares owned by GAPCO II. The general partner of GAP 61 is GAP LLC. The managing members of GAP LLC (other than Klaus Esser) are also the general partners of GAPCO II. Mr. Ford, a director of the Company, is a managing member of GAP LLC and therefore may be deemed to beneficially own shares held by General Atlantic Partners. Mr. Ford disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(8)	Post-split, Mr. Loehr beneficially owns 42,500 options outstanding, 104,226 shares of restricted stock and 117,533 shares.
(9)	Post-split, Mr. Maurer beneficially owns 16,000 options outstanding.
(10)	Post-split, Mr. Meier beneficially owns 29,353 options outstanding, 84,123 shares of restricted stock and 47,481 shares.
(11)	Post-split, Mr. Robbins beneficially owns 17,250 options outstanding and 35,000 shares.
(12)	Post-split, if the Company includes shares beneficially owned by GAP LLC, then the number of shares and percentages would be 4,544,039 and 21.66%.

Board Of Directors

The Company’s Board is composed of seven directors and is divided into three classes, with one class standing for election each year for a three-year term. The following table sets out the names, ages, principal occupations and other affiliations of the current Board. Each is a citizen of the United States. There are no family relationships between members of the Board.

Name and Age	Principal Occupation, Other Affiliations and Past Business Experience
Stuart M. Robbins Chairman, 60

Chairman (since June 2002); previously the managing director of Global Equities at Donaldson, Lufkin & Jenrette (“DLJ”); member of DLJ’s executive committee and served on its board of directors (until 2000); director of research at DLJ (for 7 years); chairman of the West Virginia University Foundation.

Patricia W. Chadwick, 55

Director (since 2003); president, consultant and corporate director of Ravengate Partners LLC (since January 2000); previously served as head of equities, investment strategists and director of research at Invesco (1997-December 1999); director, audit committee member and finance committee member at Amica Mutual Insurance Co.; former chair of compensation committee at Amica Mutual Insurance Co. (prior to 2002); president and board member of the Irvington Institute for Immunological Research (since May 2000); board member at St. Aloysius School, a private, co-educational, Catholic School and trustee at The Stanwich School, an independent, coeducational school; former director and finance committee member at Nuclear Electronic Insurance Ltd. (2000-2003).

John S. Chalsty, 70	Director (since 2003); chairman at Muirfield Capital Management (since 2003); senior advisor at Credit Suisse First Boston (USA), Inc. (2001-2002); former chairman (1996-2000) and president and CEO (1986-1996) at Donaldson, Lufkin & Jenrette; chairman of the advisory board of SilverCrest Asset Management Group (since 2003); serves as a director at Occidental Petroleum, SAPPI Ltd., Metromedia, and Creditex; serves as a director at Lincoln Center Theatre, New York Philharmonic, American Ballet Theater, Christopher Reeve Paralysis, St. Barnabas Medical, New York Economic Development Corporation (chairman) and New York Partnership.

William E. Ford, 42	Director (since 2000); a managing member of GAP LLC, a private equity firm that invests in information technology, process outsourcing and media companies on a global basis, and has been with GAP LLC (or its predecessor) since 1991; also a director of Computershare Limited, Critical Path, Inc. and several private information technology companies in which entities affiliated with GAP LLC are investors.

Joseph R. Hardiman, 66

Director (since 1998); served as the president and chief executive officer of the National Association of Securities Dealers, Inc. and its wholly owned subsidiary, the Nasdaq Stock Market, Inc. (1987-January 1997); previously served as a managing director, the chief operating officer and a member of the board of directors of Alex. Brown & Sons; serves as a director of selected Scudder funds managed by Deutsche Asset Management, the ISI funds, the Nevis fund, Corvis Corporation, Brown Investment Advisory & Trust Company and Transcentive Corp.; director at Bridge Learning System, Inc., University of Maryland Foundation, University of Maryland/Baltimore Foundation, Baltimore School for the Arts, Nasdaq Educational Foundation.

Name and Age	Principal Occupation, Other Affiliations and Past Business Experience

Mark F. Loehr, 47	Director (since 2000) and Chief Executive Officer of the Company; employed by the Company since March 1999; previously Co-President of the Company and Co-Head of SoundView Technology Corporation; previously worked at Smith Barney (1978 to 1983; 1994 to 1997) and at Salomon Smith Barney (1997 to 1999), where he served as head of global equity sales and head of equity capital markets; previously worked at CS First Boston (1983 to 1994) as co-head of U.S. equity capital markets.

Gilbert C. Maurer, 75

Director (since 1998); employed by the Hearst Corporation (since 1973); chief operating officer of the Hearst Corporation (1990 to 1998) and previously the president of Hearst’s magazine division (14 years); Cowles Communications, Inc. (19 years); current director of the Hearst Corporation.

General Information Concerning The Board Of Directors

(a) Committees of the Board

The Board of Directors has established three committees: Audit, Compensation and Nominating and Governance.

The Audit Committee consists of Patricia W. Chadwick, John S. Chalsty, Joseph R. Hardiman, Gilbert C. Maurer and Stuart M. Robbins (ex-officio). The Audit Committee is charged with various responsibilities, including appointing the Company’s independent auditors, determining their compensation, overseeing their work, and resolving any disagreements about financial reporting between the Company’s management and them. The Audit Committee also reviews with the Company’s outside independent auditors the accounting principles used by the Company and pre-approves non-auditing services to be performed for the Company by the independent auditors.

The Compensation Committee consists of Patricia W. Chadwick, William E. Ford, Gilbert C. Maurer and Stuart M. Robbins (ex-officio). The Compensation Committee is responsible for reviewing and approving all compensation arrangements for the executive officers, and its subcommittee is responsible for administering the Stock Incentive Plan. The Compensation Committee also reviews and discusses management’s proposed firm wide bonus plans.

The Nominating and Governance Committee consists of William E. Ford, Joseph R. Hardiman and Stuart M. Robbins. The Nominating and Governance Committee identifies candidates qualified to become Board members, recommends nominees for election to the Board of Directors and director nominees for each Board committee. It also recommends corporate governance guidelines, leads the directors in their annual review of the Board’s performance and considers and approves, if appropriate, any waivers from the Company’s policies on standards of conduct, conflicts of interest and employee trading. The Nominating and Governance Committee does not prescribe formal procedures to be followed by stockholders in submitting recommendations for nominees to the Board.

Committee Members. The members of the three standing committees are summarized below:

Name	Audit Committee	Compensation Committee	Nominating and Governance Committee
Stuart M. Robbins, Chairman	X*	X*	X
William E. Ford		X	X
Joseph R. Hardiman	X		X
Gilbert C. Maurer	X	X
Patricia W. Chadwick	X	X
John S. Chalsty	X

* Ex-officio

(b)	Board and Committee Meetings

In 2002, the Board of Directors held 5 meetings, the Audit Committee held 9 meetings and the Compensation Committee held 5 meetings. The Nominating and Governance Committee held 2 meetings in 2002.

(c)	Director Compensation

In July 2003, the Company adopted a compensation plan whereby the new and existing board members will be granted options to purchase 10,000 shares, post-split, per year. In April 2000, the Company adopted a compensation plan for non-employee directors who attend meetings in person and are not directors appointed pursuant to contractual arrangements. Each director is paid $5,000 quarterly, except that the Chairman of the Board is paid $10,000 quarterly. Directors are not paid separately for attending committee meetings.

Previously, the Company has granted certain non-employee directors options to purchase common stock.

The following non-employee members of the Board of Directors have received the respective numbers of stock options indicated below as of December 31, 2002.

	Number of Securities Underlying Options Granted*	Exercise Price	Expiration Date
Stuart M. Robbins	120,000	$1.94	6/8/12
Joseph R. Hardiman	35,000	$1.43	11/11/08
	17,500	$2.14	3/17/09
	10,000	$11.25	4/19/10
	10,000	$5.31	1/25/11
	10,000	$2.65	1/24/12
Gilbert C. Maurer	35,000	$1.43	11/11/08
	17,500	$2.14	3/17/09
	10,000	$11.25	4/19/10
	10,000	$5.31	1/25/11
	10,000	$2.65	1/24/12

*	The number of securities underlying options granted disclosed in this table is the pre-split share information.

(d)	Stock Issuances to Executive Officers, Directors and the Company’s Largest Stockholders

The following table sets forth issuances of common stock to the Company’s largest stockholders, executive officers and directors for the period from January 1, 2002 to December 31, 2002.

Stockholder	Price Per Share	Share Amounts*	Issuance Date
Gerard P. Maus (1)	$1.16	100,000	11/1/2002

Edward Bugniazet (1)	$2.65	50,000	1/23/2002

Robert C. Meier (1)	$2.65	150,000	1/23/2002

Mark F. Loehr (1)	$2.65	150,000	1/23/2002

* The number of securities underlying options granted disclosed in this table is the pre-split share information.

(1)	Consists of shares issued from the Company’s Stock Incentive program that vest over a 3-year period.

Executive Officers

The executive officers of the Company are elected each year by the Board at its first meeting following the Annual Meeting of Stockholders to serve during the ensuing year and until their respective successors are elected and qualify. There are no family relationships between any of the executive officers of the Company. Each is a citizen of the United States. The following information indicates the position and age of the executive officers at November 17, 2003 and their business experience during the prior five years. Information regarding those executive officers of the Company who are also directors is set forth under “Board of Directors” above.

Name	Age	Officers Presently Held and Business Experience During Prior Five Years
John Hervey	38	John Hervey was appointed as the President of the Company as of November 18, 2003. He joined SoundView in 2002 as Director of Research. Prior to joining SoundView, John was director of US Research at Credit Suisse First Boston, where he worked for two years following CSFB’s acquisition of DLJ. At DLJ, Mr. Hervey was most recently associate director of research in the New York office and had previously been a research analyst in London and New York for 13 years covering the energy industry. He was recognized by Institutional Investor magazine’s All American research team from 1993 until he relocated to London in 1998. He received a B.A. in Economics from Yale University.

Robert C. Meier	40	Robert Meier is Managing Director and Head of Institutional Sales. Mr. Meier oversees the Company’s institutional sales effort. Mr. Meier joined the Company in 1995 and was appointed Head of Institutional Sales in April 2000. A lawyer by training, Mr. Meier spent six years practicing corporate and entertainment law, first at Rogers & Wells and later at Loeb & Loeb. He subsequently joined SG Warburg where he was an institutional salesman prior to joining the Company. Mr. Meier graduated with a BA in Economics from Franklin and Marshall College and earned his JD at University of Pennsylvania Law School.

Name	Age	Officers Presently Held and Business Experience During Prior Five Years
Gerard P. Maus	52	Gerard P. Maus joined SoundView in 2002 as Chief Financial and Administrative Officer. In this capacity he oversees Finance & Accounting, Human Resources, Information Technology and Administrative Operations. Mr. Maus has spent over 25 years in the Financial Services industry. He was most recently a partner and chief administrative officer for Advanced Technology Ventures and prior to that spent eight years as CFO and CAO at State Street Research & Management Company. He has held a number of senior financial positions at New England Investment Companies, Coopers and Lybrand and Liberty Mutual Insurance Company. Mr. Maus holds a Bachelor of Arts in Business Administration from Rutgers University.

Margot Lebenberg	36	Margot Lebenberg, Executive Vice President, General Counsel, Secretary and Managing Director, joined the Company in February 2003. From 2001 to 2003, Ms. Lebenberg was vice president, assistant general counsel and assistant secretary of Cantor Fitzgerald, L.P. and its affiliates, including its subsidiary, eSpeed, Inc., a Nasdaq listed company. From 2000 through 2001, Ms. Lebenberg was president of Living Mountain Capital L.L.C. From 1996 to 2000, Ms. Lebenberg was senior vice president, general counsel, and secretary of SourceCorp Incorporated (formerly known as F.Y.I. Incorporated), a Nasdaq listed company and a leading provider of business process outsourcing solutions based in Dallas, Texas. From 1992 until 1996, Ms. Lebenberg was an attorney with Morgan, Lewis & Bockius LLP in New York. Ms. Lebenberg received her JD from Fordham University School of Law and her BA from SUNY Binghamton.

Brian T. Bristol	52	Brian Bristol joined the Company in 1991 as Managing Director of Investment Banking and was appointed Head of Investment Banking in June 2000. Mr. Bristol has over 20 years of investment banking and management experience. Prior to joining the Company, Mr. Bristol was a director of investment banking at Salomon Brothers in the Technology & Investment group. Before that, he worked for First Boston and began his career at Smith Barney. Mr. Bristol received his BA from Yale University, his M.A. and Ph.D. from Princeton University and his MBA from Columbia University.

Daniel DeWolf	46	Daniel DeWolf, Managing Director, Senior Vice President and Head of the Venture Capital Fund group, joined the Company in October 1999. Mr. DeWolf was previously a managing director of Dawntreader Fund I, L.P. He practiced corporate and securities law with the law firm of Camhy Karlinsky & Stein LLP in New York from 1994 until he joined the Company. Prior to 1994, Mr. DeWolf was general counsel for SMR Energy, Inc., an independent oil and gas company. From 1982 to 1984 and 1986 to 1990, Mr. DeWolf was affiliated with the law firm of Shea & Gould in New York City. From 1984 to 1986, Mr. DeWolf was an associate at the law firm of Pettit and Martin in San Francisco, California. Pursuant to a Release Agreement with the Company, dated as of November 21, 2003, it is expected that Mr. DeWolf will depart as an employee of the Company on or before December 31, 2003.

Section 16(A) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires directors and executive officers of the Company and persons who own more than ten percent of the Common Shares to file reports of ownership and changes in ownership of Common Shares with the Commission and the New York Stock Exchange. These persons are also required to furnish to the Company copies of all such reports.

To the Company’s knowledge, based solely on its review of the copies of such reports received by the Company, and written representations from certain reporting persons, the directors and executive officers of the Company and all other reporting persons complied with all applicable filing requirements, except Mr. Maus filed his initial report on Form 3 twenty-three days late.

Executive Compensation

(a) Compensation of Executive Officers

The following table sets forth the compensation for the last three fiscal years of the Chief Executive Officer of the Company and the four other most highly compensated executive officers of the Company during 2002.

Summary Compensation Table

	Annual Compensation				Long Term Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Restricted Stock Awards	Securities Underlying Options*	All Other Compensation (4)
Mark F. Loehr	2002	$200,000	$650,000	$—	$277,941	—	$1,000
Chief Executive Officer	2001	$200,000	$550,000	$—	$892,500	925,000	$1,000
	2000	$200,000	$2,500,000	$—	$—	1,350,000	$1,000

Robert C. Meier	2002	$200,000	$790,000	$—	$266,912	—	$1,000
Head of Institutional Sales (1)	2001	$200,000	$550,000	$—	$62,500	50,000	$1,000
	2000	$446,950	$1,153,050	$—	$160,938	720,000	$667

Edward Bugniazet	2002	$200,000	$1,000,000	$—	$157,721	—	$1,000
Head of Trading** (2)	2001	$200,000	$1,400,000	$—	$297,500	50,000	$1,000
	2000	$200,000	$1,550,000	$—	$184,576	620,000	$1,000

John Hervey	2002	$94,871	$1,155,129	$—	$240,441	950,000	$—
Director of Research	2001	$—	$—	$—	$—	—	$—
	2000	$—	$—	$—	$—	—	$—

Brian T. Bristol	2002	$200,000	$600,000	$—	$82,721	—	$1,000
Head of Investment Banking (3)	2001	$200,000	$450,000	$—	$165,000	50,000	$1,000
	2000	$200,000	$1,806,667	$—	$184,576	650,000	$667

*   The securities underlying options disclosed in this table is the pre-split share information.

** Mr. Bugniazet is a party to a separation and release agreement with the Company, dated as of October 10, 2003.

(1)	In addition to the amounts set forth in the table, during 2000 Mr. Meier received cash payments totaling $840,000 in connection with his employment at SoundView prior to the merger.
(2)	In addition to the amounts set forth in the table, during 2000 Mr. Bugniazet received cash payments totaling $1,400,000 in connection with his employment at SoundView prior to the merger.
(3)	In addition to the amounts set forth in the table, during 2000 Mr. Bristol received cash payments totaling $1,750,000 in connection with his employment at SoundView prior to the merger.
(4)	Represents Company contributions to 401(k) Plan.

The following table provides information on option grants to purchase Common Shares made by the Company during fiscal year 2002 to each of the named executive officers in the Summary Compensation Table. The Company did not grant any stock appreciation rights to the named executive officers during fiscal year 2002.

Option Grants for the Year Ended December 31, 2002

Individual Grants

Name	Number of Securities Underlying Options Granted* (1)	Percentage of Total Options Granted to Employees for 2002 (2)	Exercise or Base Price ($/Share) (3)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (4)
					5%	10%
John Hervey	200,000	8.6%	$1.50	1/28/2013	$188,668	$478,123
	750,000	32.3%	$1.11	7/11/2012	$523,555	$1,326,791

* The number of securities underlying options granted disclosed in this table is the pre-split share information.

(1)	The options were granted under the Company’s Stock Incentive Plan.
(2)	Based on an aggregate of 2,324,000 options granted to employees for fiscal 2002.
(3)	The exercise price per share of each option was equal to the fair market value of the common stock on the date of the grant.
(4)	Amounts represent hypothetical values that could be achieved for the respective options if exercised at the end of the option term. These values are based on assumed rates of stock price appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date based on the market price of the underlying securities on the date of the grant. These assumptions are not intended to forecast future appreciation of the Company’s stock price. The potential realizable value computation does not take into account federal or state income tax consequences of option exercises or sales of appreciated stock.

The following table provides information on option exercises in fiscal year 2002 by each of the named executive officers in the Summary Compensation Table. The values of unexercised in-the-money options represent the positive spread between the respective exercise prices of outstanding stock options and the price of the common stock at December 31, 2002.

Option Values at December 31, 2002

	Number of Securities Underlying Unexercised Options*		Value of Unexercised In the Money Options
	Exercisable	Unexercisable	Exercisable	Unexercisable
Mark F. Loehr	832,813	92,187	—	—
Robert C. Meier	134,252	37,500	$3,500	—
Edward Bugniazet	302,644	37,500	$36,708	—
John Hervey	93,750	656,250	$36,563	$255,938
Brian T. Bristol	259,422	37,500	$97,320	—

* The number of securities underlying unexercised options granted disclosed in this table is the pre-split share information.

(b) Employment Agreements

Robert C. Meier’s employment agreement with the Company expires on December 31, 2003, unless terminated earlier by notice from either party. Under the agreement, Mr. Meier is entitled to a minimum annual base salary of $200,000. Mr. Meier is entitled to a guaranteed bonus which, together with his salary, is equal to (i) one percent (1%) of the Net Trading Revenue of SoundView Technology Corporation and (ii), for those equity offerings in which SoundView Technology Corporation participates as an underwriter or selected dealer, either (a) 1/2% of selling concessions on lead or co-managed equity offerings or (b) 1% of syndicate designations on all other equity offerings. The bonus may be modified by up to 15% based upon the satisfaction of certain performance goals. If his employment is terminated by the Company without “cause” or by his death or disability, the Company will pay him a lump sum equal to any unpaid guaranteed bonus through the termination date less any salary paid through such date. However, if his employment is terminated by the Company for “cause,” or by him without “good reason,” the Company must pay him a lump sum payment equal to the sum of his unpaid base salary earned to the termination date. If Mr. Meier’s employment is terminated by the Company following a change of control without “cause” or by him for “good reason,” the Company will pay him a lump sum equal to the greater of (x) $1,000,000 or (y) his unpaid guaranteed bonus less salary paid through such termination date. Mr. Meier is entitled to participate in the Company’s annual bonus plan for executives. He is also entitled to participate in the Company’s 401(k) Plan, the Stock Incentive Plan and any other employee benefits provided to senior executives.

John Hervey’s employment agreement with the Company expires on December 31, 2003, unless either party elects to terminate the agreement earlier upon 30 days’ notice. Under the agreement, Mr. Hervey is entitled to a minimum annual base salary of $200,000, subject to annual increases by the Board (or a committee of the Board), and a guaranteed bonus which, together with his annual base salary, would bring his compensation to a total of at least $1,400,000 for the period ended December 31, 2002. For the year ending December 31, 2003, Mr. Hervey is entitled to a guaranteed bonus which, together with his annual base salary, would bring his compensation to a total of at least $1,600,000. If his employment is terminated by the Company without “cause,” (specifically excluding, however, a termination due to his death or disability) or by him for “good reason,” the Company will continue to pay him his base salary and any unpaid guaranteed bonus through the end of the contractual employment period. However, if his employment is terminated by the Company for “cause,” or by him without “good reason,” the Company must pay him a lump sum cash payment equal to the sum of his unpaid base salary earned to the termination date. If he dies or becomes disabled, the Company must pay him a lump sum cash payment equal to the sum of his unpaid base salary earned to the termination date and unpaid guaranteed bonus accrued through the date of termination. Mr. Hervey is entitled to participate in the Company’s annual bonus plan for executives. He is also entitled to participate in the Company’s 401(k) Plan, the Stock Incentive Plan and any other employee benefits provided to senior executives.

Edward Bugniazet entered into a Separation and Release Agreement with the Company, dated as of October 10, 2003. Under the terms of the agreement, Mr. Bugniazet will continue to receive his regular monthly salary through December 31, 2003 and will receive $50,000 prior to such date. The agreement also provides for the vesting or forfeiture of his shares of restricted stock under certain circumstances. Mr. Bugniazet released the Company from all claims he had, has, or in the future may have, against the Company, except under the agreement. Mr. Bugniazet’s termination with the Company was effective as of November 28, 2003.

Employee Benefit Plans

(a) Stock Incentive Plan

The Company has a Stock Incentive Plan which permits it to grant stock and stock-based awards to the Company’s employees, officers, directors and consultants, including stock options, stock appreciation rights, restricted and unrestricted stock, phantom stock awards, performance awards, convertible debentures and other stock and cash awards. The purpose of the plan is to promote the Company’s long-term growth and profitability by providing the people with incentives to improve stockholder value and contribute to the Company’s growth and financial success. The awards also enable the Company to attract, retain and reward the best available people for positions of substantial responsibility. As part of the Company’s merger with SoundView Technology Group, Inc. on January 31, 2000, the Company adopted SoundView’s stock option plan, although no additional options to purchase shares of the Company’s common stock will be granted under SoundView’s Plan. As part of the Company’s merger with E*OFFERING Corp. on October 16, 2000, the Company adopted E*OFFERING’s stock option plans, although no additional options to purchase shares of the Company’s common stock will be granted under E*OFFERING’s plans. Under the Stock Incentive Plan, the Company is authorized to issue up to 47,350,000 shares of common stock.

The Company tracks all outstanding option and restricted stock grants on a combined basis. As of November 30, 2003, a total of 228 current and former employees and consultants hold options to purchase 2,854,675 shares of the Company’s common stock, post-split, of which the options are vested with respect to 1,712,022 shares, post-split. As of November 30, 2003, a total of 145 current and former employees hold 1,853,588 shares of common stock, post-split, as a result of restricted stock awards, granted under the Company’s Stock Incentive Plan.

The Compensation Committee of the Board of Directors administers the Stock Incentive Plan. The Compensation Committee has authority to take all actions necessary to carry out the purpose of the plan, including the authority to select the participants, to determine the sizes and types of the awards to grant, to establish the terms and conditions of the awards, and to modify outstanding awards.

(b) Annual Bonus Plan

The Company has an annual bonus plan for its executives and employees. Under the plan, performance-based bonuses are awarded to executive officers and key executives as incentives for the participants to contribute to the Company’s growth and profitability. Each year, the Compensation Committee approves the amount of the bonus pool from which the bonuses will be paid. The bonus pool takes into account one or more of the following measures of the Company’s financial performance: (a) net revenues; (b) pre-tax or after-tax return on equity; (c) earnings per share; (d) pre-tax or after-tax net income; (e) pre-tax operating income; (f) profits before taxes; (g) book value per share; (h) market price per share; and (i) earnings available to common stockholders. The Company anticipates that the Incentive Bonus Compensation Plan will be used to establish performance-based bonuses for key employees for the 2004 fiscal year. Participants in the Incentive Bonus Compensation Plan will not be entitled to also participate in the annual bonus plan to the extent that such participation would cause awards under the Incentive Bonus Plan to fail to qualify as “performance-based” under Section 162(m) of the Code. The Compensation Committee determines the percentage of the bonus pool payable to each participant, subject to adjustment based on achievement of individual, group or corporate performance goals. The Company will pay the bonuses in cash, stock or stock-based awards under the Stock Incentive Plan, or in any combination of these methods.

(c) 401(k) Plan

The Company maintains a Retirement Savings Plan pursuant to section 401(k) of the Internal Revenue Code. Under the Plan, an employee may contribute at least 1% but not more than 20% of his or her pre-tax gross compensation. These contributions cannot exceed a statutorily prescribed annual limit ($11,000 for plan year 2002). In July 2000, following the closing of the merger with SoundView, the SoundView 401(k) and Profit Sharing Plan was merged into the Company’s Plan. At that time the Plan was amended to include a matching contribution feature similar to that of the SoundView Plan. Under this feature, the Company matches each employee’s contribution up to an amount representing 2% of the first $50,000 of the employee’s base compensation during the year. All matching contributions are vested after one year or 1,000 service hours

Total matching contributions during 2002 were $259,963.

Compensation Committee Interlocks and Insider Participation

During 2002, the Compensation Committee of the Board of Directors consisted of three directors, John H. N. Fisher, Gilbert C. Maurer, William E. Ford and Stuart M. Robbins as an ex-officio member.

GAP 61 is the stockholders agent under the Agreement and Plan of Merger, dated as of May 15, 2000, among the Company, SoundView Technology Corporation and E*OFFERING Corp., as amended by an Amendment Agreement dated as of September 30, 2000, by and among the Company, the stockholders agent and The Chase Manhattan Bank, as escrow agent. The stockholders agent has disputed certain of the Company’s claims for indemnification arising under the Merger Agreement. William E. Ford, a director, is a managing member of GAP LLC, which is the general partner of GAP 61 the stockholders agent.

The following report of the Compensation Committee and the performance graph that appears immediately after such reports should not be deemed to be soliciting material or to be filed with the Securities and Exchange Commission under the Securities Act of 1933 or the Securities Exchange Act of 1934 or incorporated by reference in any document so filed.

Report Of The Compensation Committee

The Compensation Committee of the Board of Directors during 2002 was composed of three non-employee directors, John H. N. Fisher, William E. Ford and Gilbert C. Maurer and Stuart M. Robbins as an ex-officio member.

The Compensation Committee is responsible for reviewing and approving all compensation of the Company’s executive officers. The Compensation Committee reviews the compensation of the Company’s executive officers on an ongoing basis and develops plans that are designed to support arrangements for the Company’s business strategies, reflect the competitive environment in which it competes, and provide cost and tax-effective forms of remuneration.

(a) Total Compensation Strategy

Overview.

The Company believes strongly in pay-for-performance and has developed compensation policies to reflect this:

•	To attract and retain the best qualified and most talented executives available to lead the Company in the creation of stockholder value;

•	To motivate and reward annual and long-term results achieved for stockholders based on corporate, business unit and individual performance;

•	To align management’s interests with stockholders, by increasing executive ownership of the Company’s common stock; and

•	To pay competitive salaries as measured against other companies in the industry.

In implementing these policies, the Compensation Committee has taken a total compensation approach. The three elements of total compensation for executive officers are base salary, cash bonus and grants under the Stock Incentive Plan. The Compensation Committee has devised a compensation mix of cash and stock that provides executive officers with a powerful incentive to achieve the Company’s strategic objectives and to maximize long-term stockholder value.

Base Salaries.

This is the only fixed portion of the executive officer’s annual compensation. All other compensation components are at risk and based on performance, except for those executive officers with a guaranteed minimum bonus. Executive officer base salaries are reviewed and may be adjusted periodically based on factors determined by the Compensation Committee at the time of review. While the Company has entered into initial employment contracts with certain executives that provide for minimum guaranteed bonuses and salary, it is the current policy of the Committee, with such exceptions as may be appropriate in the circumstances, not to extend such contracts and to instead continue employment of those executives whose employment contracts are ended on an “at-will” basis.

Annual Cash Incentive Compensation.

Annual cash incentives are based on annual revenues and operating income improvement so that significant focus is on Company growth and on profitability.

Approval Process.

Consistent with the Company’s policies, and subject to contractual requirements, the Compensation Committee assesses the performance of the chief executive officer and all other executive officers and sets the annual cash incentive amounts and restricted stock and stock option awards for these individuals.

The Compensation Committee retains the discretion to adjust awards for each executive officer based on an assessment of each executive’s performance. As part of this assessment, the Compensation Committee considers various quantitative as well as qualitative factors without assigning specific quantifiable or relative weights. Performance factors taken into consideration include, but are not limited to, strategic planning, quality of client service, market share, corporate reputation, financial results, compliance and risk control, management development, workforce diversity, technology and innovation.

Competitive Benchmarking.

The Compensation Committee evaluates performance and progress relative to the achievement of strategic business objectives, year-over-year results, and results over multiple years. Further, the Compensation Committee will assess whether external economic and business conditions may produce results that are unrelated to management performance. As part of this evaluation, the Compensation Committee also considers competitive performance and pay levels based on a peer group of financial services and technology based professional service companies. This peer group represents the marketplace in which the Company competes for talent.

(b) 2002 Compensation Plans

Based on the above assessment, executive officer compensation is determined and administered by the Compensation Committee on the basis of total compensation. Therefore, the total compensation program established by the Compensation Committee is comprehensive and integrates all components including salary and annual cash and stock option awards.

Salary.

Salaries are reviewed periodically by the Compensation Committee for appropriateness and adjusted periodically in its judgment, based primarily on each individual executive officer’s performance and responsibility level as well as competitive salary levels for similar positions at peer companies. The salaries of the executive officers in 2002 were maintained at the 2001 levels.

Awards under Annual Bonus Plan.

Under the Annual Bonus Plan, bonuses are paid to executive officers and key executives as an incentive for the executives to contribute to the Company’s growth and profitability. Each year, the Compensation Committee determines the amount of the bonus pool from which the bonuses will be paid. The bonus pool is determined based on a formula, as adopted at the Compensation Committee’s discretion, which takes into account one or more of the following measures of the Company’s financial performance: (a) net revenues; (b) pre-tax or after-tax return on equity; (c) earnings per share; (d) pre-tax or after-tax net income; (e) pre-tax operating income; (f) profits before taxes; (g) book value per share; (h) market price per share; and (i) earnings available to common stockholders. The Compensation Committee determines the percentage of the bonus pool payable to each executive, subject to adjustment based on achievement of individual, group or corporate performance goals.

Certain executive officers and other key executives have contracts that required the payment of guaranteed minimum bonuses in 2001 and 2002. The Compensation Committee believes that it is preferable to avoid minimum guaranteed bonuses, although it recognizes that in negotiating employment contracts it is often necessary to provide such guarantees.

Stock Incentive Plan.

The Compensation Committee made restricted stock and stock option grants under the Stock Incentive Plan to executive officers to continue to link a major portion of executive officers’ compensation and financial interests to the performance of the Company’s common stock. The size of such annual grants reflects the Committee’s judgment as to the individual executive officer’s current and future role in the Company’s growth and profitability of its business units and to the creation of long-term stockholder value.

Chief Executive Officer Compensation.

The same criteria described above are applied in assessing the performance and determining the compensation of the chief executive officer, who participates in the Company’s compensation plans on the same basis as all other executive officers.

The Compensation Committee believes that the Company faced many difficult challenges during 2002. As the economy continued to worsen and the technology sector continued to be weak, the Company was forced to make difficult decisions to continue to downsize its operations and preserve its core strengths, but it believes it has built a stronger foundation for 2003. The Committee believes that Mr. Loehr has demonstrated strong leadership qualities since he was appointed as the Chief Executive Officer in February 2001. Mr. Loehr’s salary for 2002 was $200,000 and remained unchanged since 2000. Mr. Loehr’s cash bonus was increased for 2002 to $650,000. In 2002, Mr. Loehr was granted shares of restricted stock at a value of $277,000. The restricted stock vests annually over a 3-year period and the stock options vest quarterly over a 4-year period. The Committee believes that the use of stock aligns Mr. Loehr’s interests with those of the stockholders and was an appropriate component of his compensation for 2002.

Tax Considerations.

As noted above, the Compensation Committee’s compensation strategy is to be cost and tax effective. Therefore, the Compensation Committee’s policy is to preserve corporate tax deductions, while maintaining the flexibility to approve compensation arrangements that it deems to be in the best interests of the Company and its stockholders, but that may not always qualify for full tax deductibility.

Compensation Committee of the Board of Directors

John H. N. Fisher

William E. Ford

Gilbert C. Maurer

Stuart M. Robbins (ex-officio)

Performance Graph (Comparison Of Five-Year Cumulative Total Return)

The following performance graph compares the cumulative total returns of the Company, the Standard & Poor’s 500 Composite Stock Price Index (“S&P 500”) and the Bloomberg Diversified Financial Services Index for the period June 4, 1999 through December 31, 2002. The Bloomberg Diversified Financial Services Index consists of 33 companies, including the Company.

COMPARATIVE RETURN TABLE

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Sections 12 and 13 of the Offer to Purchase, dated December 3, 2003 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Purchaser filed on December 3, 2003).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Purchaser filed on December 3, 2003).

(a)(2)(A)	Letter to Stockholders of the Company, dated December 3, 2003.*

(a)(5)(A)	Joint Press Release Issued by SoundView Technology Group, Inc. and The Charles Schwab Corporation, on November 19, 2003 (incorporated by reference to Exhibit 99.1(a)(5)(A) to Schedule 14D-9 of SoundView Technology Group, Inc. filed November 19, 2003).

(a)(5)(B)	Powerpoint Slide Presentation of SoundView Technology Group, Inc. and The Charles Schwab Corporation titled “Continued Leadership in Serving Clients: Research and Trading Capabilities,” dated November 19, 2003 (incorporated by reference to Exhibit 99.2(a)(5)(B) to the Schedule 14D-9 of SoundView Technology Group, Inc. filed November 19, 2003).

(a)(5)(C)	Opinion of Keefe, Bruyette & Woods, Inc., dated November 18, 2003 (included as Annex A hereto).*

(e)(1)	Agreement and Plan of Merger, dated as of November 18, 2003, by and among The Charles Schwab Corporation, Shakespeare Merger Corporation and SoundView Technology Group, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K of SoundView Technology Group, Inc. filed on November 19, 2003).

(e)(2)	Confidentiality Agreement, dated September 23, 2003, between the Company and Parent (incorporated by reference to Exhibit (d)(2) to the Schedule TO of Purchaser filed on December 3, 2003).

(e)(3)	The Information Statement of the Company, dated December 3, 2003 (included as Annex B hereto).*

(e)(4)	Employment Agreement by and among SoundView Technology Group, Inc., The Charles Schwab Corporation and John Hervey, dated November 18, 2003 (incorporated by reference to Exhibit (d)(3)(B) to the Schedule TO of Purchaser filed on December 3, 2003).

(e)(5)	Employment Agreement by and among SoundView Technology Group, Inc., The Charles Schwab Corporation and Mark F. Loehr, dated November 18, 2003 (incorporated by reference to Exhibit (d)(3)(A) to the Schedule TO of Purchaser filed on December 3, 2003).

(e)(6)	Employment Agreement by and among SoundView Technology Group, Inc., The Charles Schwab Corporation and Gerard P. Maus, dated November 18, 2003 (incorporated by reference to Exhibit (d)(3)(D) to the Schedule TO of Purchaser filed on December 3, 2003).

(e)(7)	Employment Agreement by and among SoundView Technology Group, Inc., The Charles Schwab Corporation and Robert Meier, dated November 18, 2003 (incorporated by reference to Exhibit (d)(3)(C) to the Schedule TO of Purchaser filed on December 3, 2003).

(e)(8)	Employment Agreement between SoundView Technology Group, Inc. and Robert Meier dated February 5, 2003 (incorporated by reference to Exhibit 10.1 to the Form 10-K of SoundView Technology Group, Inc. for the period ended, December 31, 2002).

(e)(9)	Employment Agreement between SoundView Technology Group, Inc. and John Hervey dated July 10, 2002 (incorporated by reference to Exhibit 10.3 to the quarterly report on Form 10-Q of SoundView Technology Group, Inc. for the period ended June 30, 2002).

Exhibit No.	Description

(e)(10)	Employment Agreement between SoundView Technology Group, Inc. and Gerard P. Maus dated October 11, 2002 (incorporated by reference to Exhibit 10.1 to the quarterly report on Form 10-Q of SoundView Technology Group, Inc. for the period ended September 30, 2002).

(e)(11)	Employment Agreement between SoundView Technology Group, Inc. and Margot T. Lebenberg dated January 3, 2003 (incorporated by reference to Exhibit 10.5 to the Form 10-K of SoundView Technology Group, Inc. for the period ended, December 31, 2002).

(e)(12)	Standstill Agreement, dated December 4, 2001, between the Company and General Atlantic Partners LLC, General Atlantic Partners 61, L.P. and GAP Coinvestment Partners II, L.P. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of SoundView Technology Group, Inc. dated December 5, 2001.)

(g)	None.

* Included in the distributions to Company stockholders.